# OPERATIONAL PERFORMANCE SUMMARY

## Performance Chemicals



| Performance | 2020 | 2019 |
|---|---|---|
| Turnover (Rm) | 68 333 | 67 389 |
| Loss before Interest and Tax (LBIT) (Rm) | (24 455) | (7 040) |
| Total assets (Rm)* | 160 419 | 151 956 |
| Number of employees | 5 815 | 5 667 |
| Safety (Recordable Case Rate) | 0,21 | 0,12 |
| GHG emissions ($CO_2$ equivalents) (kilotons) | – | – |
| Water use (1 000m³) | – | – |

## Base Chemicals



| | | |
|---|---|---|
| Turnover (Rm) | 51 868 | 48 113 |
| Loss before Interest and Tax (LBIT) (Rm) | (70 804) | (1 431) |
| Total assets (Rm)* | 123 057 | 160 638 |
| Number of employees | 7 923 | 8 090 |
| Safety (Recordable Case Rate) | 0,24 | 0,40 |
| GHG emissions ($CO_2$ equivalents) (kilotons) | 5 | 6 |
| Water use (1 000m³) | 3 | 1 |

## Energy



| | | |
|---|---|---|
| Turnover (Rm) | 66 994 | 82 977 |
| (Loss)/earnings before Interest and Tax (LBIT/EBIT) (Rm) | (6 678) | 16 566 |
| Total assets (Rm)* | 71 063 | 87 052 |
| Number of employees | 5 094 | 5 118 |
| Safety (Recordable Case Rate) | 0,10 | 0,10 |
| GHG emissions ($CO_2$ equivalents) (kilotons) | 5 | 6 |
| Water use (1 000m³) | 1 | 1 |

## Mining



| | | |
|---|---|---|
| Turnover (Rm) | 1 343 | 3 222 |
| Earnings before Interest and Tax (EBIT) (Rm) | 2 756 | 4 701 |
| Total assets (Rm)* | 29 265 | 28 294 |
| Number of employees | 7 433 | 7 402 |
| Safety (Recordable Case Rate) | 0,59 | 0,43 |
| GHG emissions ($CO_2$ equivalents) (kilotons) | 804 | 822 |
| Water use (1 000m³) | 1 431 | 1 520 |

## Exploration and Production International



| | | |
|---|---|---|
| Turnover (Rm) | 1 829 | 1 815 |
| Earnings/(loss) before Interest and Tax (EBIT/LBIT) (Rm) | 1 197 | (889) |
| Total assets (Rm)* | 19 847 | 16 017 |
| Number of employees | 424 | 419 |
| Safety (Recordable Case Rate) | 0,14 | 0,12 |
| GHG emissions ($CO_2$ equivalents) (kilotons) | 261 | 261 |
| Water use (1 000m³) | 99 | 85 |

## Operations



| | | |
|---|---|---|
| Safety (Recordable Case Rate) | 0,23 | 0,27 |
| GHG emissions ($CO_2$ equivalents) (kilotons) | 64 940 | 65 440 |
| Water use (1 000m³) | 141 080 | 132 572 |

* Excluded deferred tax assets and post-retirement benefit assets.

Driving performance and sustainable delivery

# CHEMICALS AT A GLANCE



Brad Griffith
EVP Chemicals

## Overview

Our Chemicals business has the broadest integrated alcohols and surfactants portfolio in the world and a strong reputation in essential care markets. Along with our leadership position in specialty aluminas, we offer specialty, performance-based chemicals and tailor-made solutions to customers in a wide range of industrial applications. We are focused on transforming our portfolio to accelerate high-value growth by extending our market-leading positions. Our cash-generating Base Chemical's assets are well positioned and leverage advantaged feedstocks with broad market access. Focused on maximising the value of these assets, we are selectively differentiating into higher value products and applications, further improving our competitiveness and delivering increased sales volumes from our investments completed in China and US. We are expanding our participation in the circular economy by supporting solutions to eliminate waste and enable the continual use of resources.

### Chemicals Business contribution


Turnover
63%
Performance Chemicals: 36%
Base Chemicals: 27%
Energy: 35%
E&PI Gas: 1%
Mining: 1%

### Operations

Chemicals sources feedstock from Sasol's integrated value chain and third parties and operates facilities in a number of locations, including:

- Sasolburg and Secunda, South Africa
- Louisiana, Texas, Arizona and Pennsylvania, United States
- Brunsbüttel, Hamburg and Marl, Germany
- Augusta, Terranova and Sarroch, Italy
- Novaky, Slovakia; Linz, Austria; and Birkenhead, United Kingdom
- Nanjing, China


Chemicals
Base Chemicals
Performance Chemicals

### Key revenue drivers

**Performance Chemicals:**

- Supply and demand dynamics driven by global megatrends such as urbanisation, mobility and growing population with surging food needs, but also impacted by macroeconomic fluctuations in the short term
- Constant product differentiation, innovation and customer centricity
- Foreign exchange rates, especially the rand vs the US dollar and euro

**Base Chemicals:**

- Sales volumes are largely driven by production availability including production rates achieved and shutdowns experienced
- Supply and demand dynamics driven by the macroeconomic environment, geopolitical tension, new production capacities and to a lesser extent the price of oil
- Foreign exchange rates, especially the rand vs the US dollar and euro

### Key cost drivers

**Performance Chemicals:**

- Feedstock prices such as crude oil, palm kernel oil, US ethane and northwest Europe based ethylene
- Cost inflation on other variable or fixed costs, partly varying per region or operational set up and mitigated specifically by our integrated multiple asset sites (IMASs) in Secunda, Sasolburg, Lake Charles, Augusta, Marl and Brunsbuttel

**Base Chemicals:**

- Feedstock prices such as coal, gas in South Africa and ethane in US
- Cost inflation on other variable or fixed costs, partly varying per region or operational set up and mitigated specifically by our IMAS sites in Secunda, Sasolburg, Marl and Lake Charles

### Key environmental, social and governance (ESG) considerations

- Safety, particularly in starting up LCCP
- Enhanced support especially in US and South Africa to assist in fight against spread of COVID 19
- Contributing to fenceline communities
- Reducing GHG emissions
- Working to end plastic waste
- Product stewardship



## Advancing our strategy in phases

**Strategic objectives**

- Optimise existing assets
- Grow specialty chemicals in differentiated markets

**ESG focus areas**

- Guide plastics waste management, educate consumers on use of plastics, and collect to reduce, recycle and re use

### Strategic focus areas for the immediate term to 2022

- **Align our business to powerful megatrends and growth markets and reduce costs through new operating model**
- **Unlock value through divestitures,** generating cash for growth in high value chemicals
- **Ramp-up LCCP to full value,** focusing on placing product from our new Ziegler and Guerbet units and execute partnering for Base Chemicals assets
- **Prepare for growth by prioritising research and development** as well as innovation that furthers our unique chemistry and capabilities

### Strategic focus areas for the medium term to 2025

- **Maximise value from existing** assets and pursue organic growth of integrated value chains
- **Pursue small mergers and acquisitions and partnerships** that complement our expertise in advanced materials and performance solutions
- **Position to our preferred portfolio as leader in essential care chemicals,** leading advanced materials player as well as specialty chemicals player in select markets

Driving performance and sustainable delivery Chemicals Base Chemicals markets commodity chemicals from our upstream Fischer-Tropsch (FT) ethylene and propylene value chains. Performance Chemicals markets commodity and differentiated chemicals including organics, advanced materials and wax value chains. visible in our advanced materials portfolio which benefitted from higher sales of green coke (carbon) and in our wax division with higher hard wax sales supported by a competitor’s unplanned outage. Sales of organics and other parts of advanced materials were impacted by the lockdowns, especially in end-market segments such as automotive, energy and construction, partly offset by the stronger demand seen in detergent and cleaning products. LBIT in the prior year of R7,0 billion increased by R17,5 billion to R24,5 billion mainly due to higher impairments recognised during the year (R27,7 billion) compared to R13,1 billion in the prior year, the COVID-19 impact on an already soft global economic environment and losses attributable to the LCCP while in the ramp-up phase. Our South African wax business recognised an impairment of R4,6 billion mainly due to higher gas feedstock cost outlook deriving from increased long-term gas purchase prices. Our Eurasian wax businesses recognised an impairment of R2,8 billion mainly due to a lower wax selling price outlook and increased competition. An impairment of R19,6 billion (US$1,1 billion) has been recognised on the assets within Sasol Chemicals USA which have been classified as held for sale. Base Chemicals Base Chemicals’ sales volumes increased 19% largely as a result of the LLDPE plant achieving beneficial operation in February 2019 and the new ethane cracker achieving BO in August 2019. The Base Chemicals foundation business (excluding Polymers US products) sales volumes for 2020 were 3% below the prior year mainly as a result of lower last quarter 2020 sales. The fourth quarter of 2020 sales were significantly impacted by the COVID-19 pandemic resulting in lower market demand and associated lower SSO production rates. Base Chemicals’ average sales basket price for 2020 decreased by 18% compared to prior year putting downward pressure on margins. Softer commodity chemical prices were experienced across most of our sales regions and products, largely attributable to weaker global demand, increased global capacity, particularly for polymers and more recently in the last quarter of 2020 the low oil price environment and COVID-19. As a result of lower prices offset by a weaker rand exchange rate, losses attributable to the LCCP while in the ramp-up phase and impairments of R71,3 billion, LBIT for the year of R70,8 billion increased by R69,4 billion compared to the prior year. Impairments were recognised within both the South African and US integrated value chains. The impairments in South Africa were equal to R18,1 billion and recognised across a number of cash generating units mainly attributable to softer international sales prices in the short to medium term and higher costs associated with feedstocks and utilities. In US, impairments of R53,2 billion (US$3,1 billion) has been recognised on the assets within Sasol Chemicals USA which have been classified as held for sale, reducing the carrying value to its fair value less cost to sell. Performance summary Operations Production volumes from our North American Operations increased by more than 100% following the start-up of the LCCP ethane cracker in August 2019 and the ethoxylates (ETO) expansion units in January 2020. In addition, the Ziegler and Guerbet alcohols units reached beneficial operation (BO) in June 2020. The cracker produced at an average rate of above 80% of nameplate capacity in the fourth quarter while the linear low-density polyethylene (LLDPE) unit produced at nameplate capacity during the same time. COVID-19 did however impact production at our Terranova and Nanjing facilities, with both units temporarily shut down. Performance Chemicals Sales volumes increased by 8% as the LCCP EO/EG plant produced as planned while the new LCCP ETO unit ramped up smoothly, facing robust demand. The increased volumes were especially Performance Chemicals Base Chemicals (Loss)/Earnings before interest and tax (LBIT)/EBIT) 10000 (Loss)/Earnings before interest and tax (LBIT)/EBIT) 10000 Turnover 80000 70000 60000 50000 40000 30000 20000 10000 0 Turnover 60000 918 0 (10000) (20000) (30000) (40000) (50000) (60000) (70000) (80000) 5000 0 (5000) (10000) (15000) (20000) (25000) 50000 40000 30000 20000 10000 0 18 19 20 18 19 20 18 19 20 18 19 20 Rand million Rand million Rand million Rand million 51 868 48 113 43 269 67 389 68 333 63 986 (1 431) (70 804) 7 853 (7 040) (24 455) Salient features • Robust volume performance despite soft macroeconomics and headwinds from COVID-19 impacting the global economy • Safety performance deteriorated with two tragic fatalities • Declared beneficial operation on the ethane cracker, ethoxylate expansion, Ziegler and Guerbet alcohol units in Lake Charles • Supported South Africa in its fight against the spread of the COVID-19 pandemic by developing a unique alcohol-based chemical blend and partnering with other organisations to produce and distribute hand sanitisers within South Africa and Mozambique • Continued to progress on execution of plastics sustainability work including reducing waste at our Sasol sites, introducing KwaZulu-Natal waste management concepts, concluding the PACKA-CHING recycling partnership and supporting various clean-up campaigns • Made excellent progress on digital initiatives such as use of data analytics for improved process efficiency, joining the new Knowde online marketplace and continuing the roll out of our customer relationship management tool

Safety update We recorded two tragic work-related fatalities in the year, one at Sasolburg and the other at Secunda operations, despite our commitment to zero harm. We undertook a holistic review of our safety approach and established a fatality and high-severity injuries elimination task force to develop processes and systems aligned with our safety focus areas. Impact of COVID-19 and response Lockdown restrictions, temporary shutdowns and reduced run-rates impacted production, however we ensured reliable supply to the market by shifting production to other sites where possible, reducing inventory and continually moving our product to storage facilities close to customers. Where necessary, we also introduced different channels to market, including selling to large distributors to manage logistics bottlenecks. Throughout, we remained close to our customers while seamlessly transitioning our employees to safely working from home, without disrupting our value chains. Demand for various products changed depending on the application and geographic location: demand was lower for polymers (e.g. construction industry) and explosives (e.g. non-coal mine closures) while demand for solvents remained strong especially for pure alcohols sold into the hygiene market. In US, lower oil production in the US shale basins led to higher ethane prices, negatively impacting ethylene costs and associated downstream margins. Through it all, the value of a balanced product portfolio and global sales presence was reinforced. The additional alumina capacity from the unit will enable Sasol to supply the increasing market demand for tailor-made, high purity alumina products used in a variety of market applications such as catalysts, coatings, ceramics and abrasives. The new Guerbet unit is Sasol’s second – the other one is in Brunsbüttel, Germany. Having a Guerbet alcohol production site in Europe and in North America is a key competitive advantage as it provides our customers with expanded access to a more efficient global supply chain. Other ways in which we delivered on our strategic objectives included the transfer of our explosives business as a going concern to a new joint venture with Enaex S.A.. This was part of our partnering and accelerated asset divestiture programme. We also continued to identify areas of growth and innovation in key end-markets where we have industry-leading technologies, competitive feedstocks and market applications. In addition, we progressed various plastics sustainability efforts across our sites and geographies. Delivering on our strategic objectives 2020 was a significant year for our Chemicals portfolio, which reached important milestones at the LCCP. Our world-scale 1,5 million ton per year ethane cracker we had commissioned five of the six downstream chemical units. The start-up of the Ziegler and Guerbet units in June brought the online capacity of the LCCP’s specialty chemicals units to 100% and the LCCP’s total online nameplate capacity to 86%. Only the LDPE plant still needs start-up with BO expected in the second half of calendar year 2020. The Ziegler unit is an extension of the existing Ziegler plant in Lake Charles and is the largest of its kind in the world, strengthening Sasol’s significant economies of scale and leveraging our deep technical and operating experience. Looking ahead • Expect the negative impact of COVID-19 on demand, prices and value chains to continue in automotive, energy and construction markets, but this should be partly offset by stronger demand in the markets for detergents, cleaning and hygiene products. • Focus on ramping-up the new LCCP Ziegler and Guerbet units and placing all product in the market, as well as starting-up the LCCP’s LDPE unit, supporting sales. • Streamline the business to drive efficiency and cost discipline, without losing focus on customer-centricity. • Continue to prioritise growth and innovation initiatives, including digitalisation efforts, enhancing the customer experience and optimising decision-making across operations, planning, and marketing and sales. • Deliver on our partnering and accelerated divestitures programme to unlock value and generate cash for growth in high-value chemicals.

Driving performance and sustainable delivery

# ENERGY AT A GLANCE


Bernard Kingenberg
EVP Energy Operations
Maurice Radebe*
EVP Energy Business and safety, health and environment

* Will retire on 30 September 2020

## Overview

Operating in Southern Africa, Energy is focused on securing low-cost and lower-carbon feedstock; maintaining safe and reliable operations; and supplying sustainable energy and chemical products in the region. Here we will improve the economic value and cost competitiveness of our assets and reduce the greenhouse gas (GHG) footprint of our facilities. Securing affordable gas supply and implementing renewables are key, as are driving higher margins and improving our consumer brand in retail fuels. This business has a number of competitive advantages: quality assets with access to affordable feedstock, the largest producer and off-taker of gas in South Africa and a respected and strong Southern African fuels brand.

### Energy Business contribution


Turnover
37%
Energy: 35%
E&PI Gas: 1%
Mining: 1%
Performance Chemicals: 36%
Base Chemicals: 27%

### Operations

Energy operates an integrated value chain, with feedstock sourced from Mining and Gas and processed at our operations in Secunda and Sasolburg:

- **Secunda Operations**
- **Sasolburg Operations**
- **Natref**

We also have associated assets outside South Africa. These include the Petroleum Production Agreement (PPA) in Mozambique, ORYX GTL in Qatar and the 175MW Central Térmica de Ressano Garcia power plant in Mozambique.


Energy
Mining
Gas
Liquid fuels
Electricity

• Liquid fuel products: The Basic Fuel Price (crude oil prices, differentials and the rand/ dollar exchange rate), the refining margin as well as wholesale, commercial and retail marketing margins. • Gas: In Mozambique, demand from within Sasol as well as from external customers. In Gabon and Canada, volumes are limited by available wells. In South Africa, revenue is driven by the value of gas relative to other energy sources (electricity, coal, and diesel) and transmission and distribution tariffs earned from Sasol gas-owned infrastructure. • Electricity: All electricity generated by the Central Termica de Ressano Garcia’s 175MW plant is sold to Mozambican state-owned EDM under a long-term agreement. • Coal: Demand from internal and external customers, including for seaborne thermal coal. • Fuel products: The cost of crude oil, coal and gas. The cost of gas fluctuates with crude oil prices and the rand/dollar exchange rate. • Gas: Operational cost of Sasol’s producing assets as well as labour and maintenance. Exchange rates play a significant role as more than 60% of the cost of gas is in foreign currency translated to rand for reporting purposes. Development related to securing new gas supplies. • Electricity: Cost of crude oil, coal, gas and renewables. • Coal: Levels of productivity, safety and maintenance; inventory and requirement for external coal purchases. • Safety. • Promoting diversity, transformation and social upliftment. • Contributing to fenceline communities, including through employment and supplier development. • Reducing GHG emissions. • Complying with atmospheric emission targets. • Improving energy efficiency. • Meeting water-use efficiency targets. • Maintaining highest levels of governance. Advancing our strategy in phases Strategic objectives • Maximise gas supply from Mozambique with partners; develop resources and pursue exploration opportunities • Increase value of liquid fuels: shift volumes to higher-yielding products and markets, pursue organic retail growth, improve the value proposition to commercial customers • Identify and develop alternative sources of low-cost gas • Increase value of liquid fuels: shift volumes to higher yielding products and markets, pursue organic retail growth and improve the value proposition to commercial customers • Secure affordable supply of gas; grow a profitable gas portfolio in Southern Africa and secure commercially sustainable gas with potential options being the import of LNG, a gas pipeline from Rovuma Basin to South Africa or a combination thereof • Enable a cleaner environment by pursuing initiatives such as an optimal clean fuels solution, reducing sulphur content in fuel oil and reducing scope 3 emissions • Develop the Southern Africa gas market, including through gas-to-power • Promote renewable solar photovoltaic and wind power • Increase liquid fuels marketing margins • Maximise value of Southern Africa gas • Pursue select gas-to-power opportunities • Respond to changing environmental and clean fuels landscape ESG focus areas • Contribute to economic growth • Safety • Reduce GHG emissions • Comply with atmospheric emission targets Strategic focus areas for the immediate term to 2022 Strategic focus areas for the medium term to 2025 Key cost drivers Key revenue drivers Key environmental, social and governance (ESG) considerations

Driving performance and sustainable delivery ENERGY AT A GLANCE Maurice Radebe EVP Energy Business and safety, health and environment* Kingenberg Energy ations * Retire on 30 September 2020. Overview on securing low-cost and lower-carbon feedstock; implementing renewables are key, as are driving higher margins and improving our consumer competitive advantages: quality assets with accessPerformance off-taker of gas in South Africa and a respected and Base Chemicals: 27% feedstock sourced from Mining and Gas and We also have associated assets outside South Operations Energy operates an integrated value chain, with processed at our operations in Secunda and Sasolburg: • Secunda Operations • Sasolburg Operations • Natref Africa. These include the Petroleum Production Agreement (PPA) in Mozambique, ORYX GTL in Qatar and the 175MW Central Térmica de Ressano Garcia power plant in Mozambique. Electricity Liquid fuels Gas Mining Energy Operating in Southern Africa, Energy is focused Energy Business contribution maintaining safe and reliable operations; and supplying sustainable energy and chemical products Turnover in the region. Here we will improve the economic value and cost competitiveness of our assets and reduce the greenhouse gas (GHG) footprint of our facilities. Securing affordable gas supply and Energy: 35% E&PI Gas: 1% brand in retail fuels. This business has a number of 3673%% Mining: 1% to affordable feedstock, the largest producer and Chemicals: 36% strong Southern African fuels brand.

Sourcing of upstream gas Gas is central to our revised strategy. By securing affordable gas feedstock, we aim to reduce our GHG footprint and supply sustainable lower-carbon products in Southern Africa Impact of COVID-19 and response Volumes Our production volumes were negatively impacted by COVID-19 in Mozambique. Production volumes 25 21,2 20,8 20,4 20 15 10 5 0 Mozambique Canada Gabon 18 19 20 Travel restrictions under the COVID-19 regulations led to a suspension of our Mozambique drilling campaign in March 2020. By implementing a rigorous business continuity plan and strict hygiene protocols, our production facilities in Mozambique and Gabon continued to operate. By year-end, one employee had been infected with COVID-19. In support of the government of Mozambique’s fight against the pandemic we donated 60 000 litres of hand sanitiser as well as 500 000 litres of fuel for emergency vehicles in Inhambane. Earnings of producing assets 2 393 2500 2000 1500 1000 500 0 (500) (1000) (1500) (2000) (2500) (3000) (3500) (4000) 1 550 Adopting a gas-centric strategy in Southern Africa As supply from our existing gas reserves start to decline from financial year 2024, we are investigating options to optimise current Southern Mozambique upstream assets as well as secure new affordable gas supplies such as importing LNG in the transition towards securing more pipeline gas from Mozambique. With our upstream exploration and development efforts focused on southern Mozambique gas supply in line with the revised strategy, we have decided to no longer pursue oil growth in West Africa. This supports our need for a more sustainable portfolio, focused on core activities and with lower emissions. 1 197 206 483 (3 582) Canada (3 683) Total Mozambique Gabon 18 19 20 Securing gas for our operations from 2024+ Our new alternative gas supply team got to work to understand alternative gas supply options for our markets and operations in Southern Africa to address the forecast decline in production from our fields in Mozambique from the 2024 financial year which informed the development of the Group’s revised gas-centric strategy. On the demand side, within Sasol, our teams carried out extensive work on the potential conversion of Secunda Synfuels Operations to use more gas as feedstock,in line with our emission-reduction framework, including a 10% reduction in GHG emissions by 2030 and further reductions up to 2050. We also considered the potential external gas demand outlook for among others industrial transportation and power generation in South Africa. • Commenced drilling campaign in southern Mozambique to drill new infill wells, repair existing ones and plug and abandon wells that are considered unsafe or which had reached the end of their economic lives. COVID-19 lockdown restrictions led to a temporary suspension of the campaign, which will restart during the first half of the new year when these restrictions are lifted • Completed seismic data acquisition of the PT5-C block in southern Mozambique, early indications are encouraging for potential new gas discoveries that can be quickly and easily tied back to our existing production plant • Submitted field development plan for Production Sharing Agreement (PSA) licence to the government of Mozambique, progressing our plans to augment our current gas supplies • Established a new dedicated team to confirm alternative gas supply options and initiated engagements with key private and public sector stakeholders to enable growth of the Southern Africa gas delivery system. Focusing on securing affordable additional gas supply through development of cost-effective gas import infrastructure (LNG importation and/or gas supply from Rovuma via pipeline), promoting stakeholder alignment and regional gas cooperation, promoting larger gas utilisation anchored on new gas to power facilities, proposing and maintaining an enabling regulatory framework and promoting development of cost-effective gas import infrastructure • Worked extensively on the potential conversion of Secunda Synfuels Operations to facilitate greater use of natural gas in its processes • Actively pursued the divestment of assets that are not aligned with our updated strategy Million BOE Rand million Looking ahead • Develop a detailed business and execution plan for affordable gas supply options • Continue external engagement with potential gas import infrastructure developers and gas suppliers to promote higher utilisation of gas, and the government of Mozambique and South Africa • Progress front-end engineering and design for third tranche of infill wells in the Petroleum Production Agreement (PPA) licence area, extending current gas supply • Continue to engage with government of Mozambique on the PSA field development plan • Take final investment decision on the integrated PSA project and begin its execution • Restart Mozambique drilling campaign once COVID-19 restrictions are eased • Complete data processing on PT5-C block onshore Mozambique, providing first estimate of gas potential • Deliver on development agreement targets for the fenceline communities in Mozambique Progressing our strategic objectives in 2020 1 970 155 (192) (889) (2 747) 3,3 2,8 2,7 1,1 1,2 1,3 Salient features • Strong safety performance, with RCR of 0,14 • EBIT increased more than 100% to R1,2 billion due to lower asset retirement obligation cost, lower depreciation and increased volumes from Gabon offset by lower prices and lower gas off-take in Mozambique as a result of the spread of COVID-19 • Social investment of R110,2 million in Mozambique, including restoration of Inhambane ferryboat damaged in Cyclone Dineo and repair of a key national road • Delivered three successful development wells in Etame Marin Permit asset in Gabon, increasing production from 12 000 bpd to 20 000 bpd, exceeding expectations • Completed and submitted PSA field development plan, paving the way to securing additional gas to our value chain and delivering good returns on this integrated gas, LPG and oil development

Driving performance and sustainable delivery

# Energy liquid fuels and gas marketing

In Southern Africa, the Energy Business markets and sells liquid fuels, pipeline gas and electricity. Internationally, we manage Sasol's gas-to liquids (GTL) investment in Qatar.

## Salient features

- Opened **five new retail convenience centres**
- Progressed our efforts to develop **a cost-effective solution to meet new clean fuels requirements**
- **Advanced our renewable energy activities** - issued a request for information from potential bidders to supply 600MW of renewable energy to our Secunda facilities
- Unprecedented **drop in demand for liquid fuels** due to **COVID-19 required drastic measures**
- **Engaged with NERSA** on methodology for **maximum gas prices**
- **Reported LBIT of R6,7 billion** from 2019's EBIT of R16,6 billion
- **ORYX GTL capacity utilisation declined to 57%** after extended shutdown
- Disposed of our indirect equity investment in Escravos GTL

## NERSA matter

We submitted comments to the National Energy Regulator of South Africa (NERSA) on the possible approaches it may take to establish a new methodology to determine maximum gas prices. We also participated in public hearings. These followed the decision in 2019 by the Constitutional Court that overturned NERSA's price methodology, in place since 2014. The contractual agreements with Sasol Gas customers remain in place until a new framework is approved. However, the implementation of a new NERSA-approved maximum gas price – which would apply retrospectively from March 2014 – could have a material adverse effect on our business.

## Safety update

Regretfully we recorded one tragic work-related fatality at Secunda Synfuels Operations, despite our commitment to zero harm. Our recordable case rate (RCR) improved to 0,10 for the year. The fires, explosions and releases severity rate (FER-SR) improved by 15% to 6,0 compared to 7,1 in the prior period.

## Performance summary

### Operations

Total liquid fuels and chemical production volumes at SSO decreased compared to the prior year due to reduced liquid fuels and product demand during the last quarter of the year. During this time, SSO successfully completed certain maintenance activities, which allowed for the postponement of the September 2020 shutdown. Natref production was 22% lower compared to the prior year, mainly due to the temporary suspension of production with effect from 9 April 2020 resulting from the decrease in fuel demand in South Africa.

### Energy

Liquid fuels and natural gas sales volumes decreased by 12% and 8% respectively due to lower market demand resulting from the decline in the South African economy and the impact of the COVID-19 lockdown. Liquid fuels sales volumes of 52,7 million barrels exceeded the previous market guidance of approximately 50 to 51 million barrels due to a quicker recovery in fuel demand as a result of the earlier than anticipated easing of the lockdown regulations.

We recorded a loss before interest and tax (LBIT) of R6,7 billion for the year which is R23,2 billion lower compared to the prior year EBIT of R16,6 billion. Our gross margin percentage decreased from 43% to 38% mainly due to lower average Brent crude oil prices, lower sales volumes resulting from the impact of the extended COVID-19 lockdown, a weak Southern African economic performance and lower refining margins which was partially offset by the impact of a weaker rand/US dollar exchange rate. Cash fixed cost were 1% below inflation due to focused management actions.

We recognised an impairment of R3,8 billion related to our Synref cash generating unit (CGU) mainly due to a significant decrease in our crude oil prices outlook for the short to medium term, an increase in the weighted average cost of capital (WACC) rate and gas feedstock cost due to increased prices. For our Sasref CGU an impairment of R8,6 billion was recognised mainly due to lower assumed refining margins over the longer term and a loss in margin as a result of structural change where fuel components previously provided through to the Sasref CGU will be utilised within the Synref CGU.

ORYX GTL contributed R338 million to EBIT, a R793 million decrease from R1 131 million the prior year and achieved a utilisation rate of 57% due to the extended shutdown. Train 1 resumed operation at the beginning of June 2020 and is currently in stable operation. Inspection work performed at the start of the train 2 shutdown in January 2020 resulted in an extension of the required shutdown duration, therefore we expect train 2 to be back in operation during the second quarter of 2021.


Retail convenience centres
Number
420
315
210
105
0
399
410
409
18
19
20


Liquid fuels sales
mmbbl
65
52
39
26
13
0
58,7
60,0
52,7
18
19
20


(Loss)/Earnings before interest and tax (LBIT)/EBIT)
Rand billion
20 000
15 000
10 000
5 000
0
(5 000)
(10 000)
14 081
16 566
(6 678)
18
19
20

Impact of COVID-19 and response We moved swiftly to address the dramatic impact of COVID-19 on liquid fuels demand by suspending production in early April at our Natref joint venture and by reducing the production of Secunda Synfuels Operations (SSO) by 25%. In June we restarted Natref production and ramped-up SSO to full capacity. Delivering on our strategic objectives During the year, we opened five new retail convenience centres (RCCs) in South Africa. This is despite challenging market conditions due to increasing prices and reduced petrol demand. Sasol remains one of the strongest retail fuels brands in South Africa, supported by our advertising campaign ‘This is GlugGlug®‘. We marketed a third of Sasol fuels' production through our own retail outlets and commercial channels, benefitting from the wider associated margins. We are reviewing our customer offering and evaluating the impact of COVID-19 on consumer behaviour as well as advanced mobility. We made significant progress in developing a cost-effective solution to meet new market and regulatory requirements for cleaner fuels from SSO and started work on the first of numerous projects. We are confident that we will be ready for the cleaner fuel specifications at a cost that is acceptable to all of our shareholders. We are also reshaping our portfolio. In 2017, Sasol announced that it will not be investing in new gas-to-liquid greenfield projects therefore, we have disposed of our indirect equity interest in the Escravos GTL facility. In July 2020 we signed an exclusive negotiation agreement with Air Liquide for the sale of our 16 air separation units, including the cooling tower linked to the train 16, located in Secunda, the proceeds will total approximately R8,5 billion. Looking ahead • Progress organic retail growth by opening ten new retail sites in 2021 • Improve retail offering with greater focus on customer needs, advanced mobility solutions and leveraging our infrastructure • Ensure reliable supply to our customers in line with increasing demand as lockdown restrictions are eased • Increase value proposition to commercial customers by offering fit-for-purpose, targeted segmental solutions • Respond and manage implications of NERSA decisions on Sasol Gas prices and trading margin • Advance the procurement of 600 MW of renewable energy • Execute Clean Fuels 2 and octane solutions for Secunda and Natref facilities, within cash flow constraints • Maximise value from Southern African gas business